[redacted]

SE 13014644 MISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
MAR 1 - 2013
Washington DC
400

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68054

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MPS Global Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Park Avenue, 14th Floor
(No. and Street)

New York	NY	10178
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donna Sabatini (212) 840-0740
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Donna Sabatini, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MPS Global Securities LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

MAUREEN A. MCLOUGHLIN
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01MC4985096
QUALIFIED IN QUEENS COUNTY
CERTIFICATE FILED IN NEW YORK COUNTY
COMMISSION EXPIRES AUG. 5, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EISNERAMPER
ACCOUNTANTS & ADVISORS

MPS GLOBAL SECURITIES, L.L.C.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

MPS GLOBAL SECURITIES, L.L.C.
December 31, 2012

Contents

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Member of
MPS Global Securities, L.L.C.

Report on the Financial Statement

We have audited the accompanying statement of financial condition of MPS Global Securities, L.L.C. (a wholly owned subsidiary of First New York Securities, L.L.C.) as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of MPS Global Securities, L.L.C. as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 27, 2013

MPS GLOBAL SECURITIES, L.L.C.

Statement of Financial Condition
December 31, 2012

ASSETS	
Cash	$ 6,042,853
Receivable from clearing brokers	1,232,523
Commissions receivable	2,689,373
Intangible assets, less accumulated amortization of $1,608,130	391,870
Furniture, equipment, and leasehold improvements, less accumulated depreciation and amortization of $63,672	48,204
Other assets	1,434,149
	$ 11,838,972
LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Due to Parent Company and other affiliates	$ 106,629
Accrued expenses and other liabilities	3,587,807
Total liabilities	3,694,436
Member's equity	8,144,536
	$ 11,838,972

See notes to statement of financial condition

1. Organization and Description of Business

MPS Global Securities, L.L.C. (the "Company") was formed August 19, 2008 as a wholly owned subsidiary of First New York Securities, L.L.C. (the "Parent Company").

The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and an introducing broker with the Commodity Futures Trade Commission (the "CFTC"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association (the "NFA").

The Company is engaged in institutional brokerage activities and acts as an introducing broker.

2. Significant Accounting Policies

The following is a summary of the significant accounting policies followed by the Company.

Basis of presentation:

The Company's statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and is stated in U.S. dollars. The preparation of this financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Revenue recognition policies:

The Company earns commissions from customer trades it introduces to clearing brokers. The Company records commission revenue on a trade-date basis. In addition, the Company earns revenue from riskless principal transactions whereby the Company acts as an intermediary between buyers and sellers of securities and earns spreads from such transactions. Riskless principal security transactions and related revenue and expenses are recorded on the trade date.

Cash:

The Company maintains cash balances in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. In the event of a financial institution's insolvency, recovery of cash may be limited.

Intangible assets:

Intangible assets are amortized on a straight-line basis over the estimated useful life of the assets, where the useful life is the period over which the assets are expected to contribute directly or indirectly to the Company's future cash flows. The Company tested intangible assets for impairment at December 31, 2012 and reassessed the remaining useful life. The reassessed carrying value amounted to $391,870 at December 31, 2012 with remaining useful life ranging from 6 months to 25 months.

Fixed assets:

Fixed assets are reported at cost, net of accumulated depreciation and amortization. Furniture and equipment are depreciated using the straight-line method over the estimated useful lives of the related assets (generally three to ten years). Leasehold improvements are amortized using the straight-line method over the term of the related leases or the estimated useful lives of the assets, whichever is shorter.

Other assets:

Other assets represent loans to employees of $1,385,417 (see Note 5) and prepaid expenses of $48,732.

2. Significant Accounting Policies (continued)

Income taxes:

The Company is not required to pay income taxes on income or gains. The Company's taxable income is reported on the member's individual income tax return in accordance with the laws of the applicable jurisdictions.

Management is responsible for determining whether a tax position taken by the Company is more likely than not to be sustained on the merits. The Company has no material unrecognized tax benefits and has not recognized in the financial statement any interest or penalties related to income taxes.

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes.

3. Receivable from Clearing Brokers

At December 31, 2012, amounts receivable from brokers reflected in the statement of financial condition are deposits held with and commissions receivable from two clearing brokers.

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the customer accounts introduced by the Company. As of December 31, 2012, there were no significant unsecured amounts owed to the clearing brokers by these customers in connection with normal margin, cash and delivery against payment transactions.

4. Related Party Transactions

All of the Company's expenses are paid by the Parent Company primarily and two affiliated entities on behalf of the Company. The Company reimbursed these entities of all expenses. Due to Parent Company and other affiliates of $106,629 represented the amount payable to these entities at December 31, 2012.

In addition, the Parent Company provided office space, software and technology to the Company. In accordance with an expense-sharing agreement, the Parent Company allocated a portion of such costs to the Company.

5. Compensation and Benefits

Broker compensation is based on a percentage payout of commission revenue net of certain expenses. The payable relating to broker compensation in the amount of $2,594,552 is included in accrued expenses and other liabilities in the statement of financial condition.

The Company made forgivable loans to employees, primarily brokers, for recruiting and retention purposes. These loans are forgiven using the straight-line method over a period of up to 4 years. The loans currently outstanding will mature on August 31, 2014. If an employee leaves the Company for any reason or ceases to be an employee in good standing, as defined, the portion of the employee's loan that has not yet been forgiven plus interest calculated at the current Applicable Federal Rate shall be repaid in full. The loans will be forgiven if an employee is terminated without cause. The amount of these loans currently outstanding at December 31, 2012 is $1,385,417. These loans are included in other assets in the statement of financial condition.

The Parent Company maintains a noncontributory 401(k) salary reduction plan covering substantially all employees, subject to certain minimum age and length-of-service requirements. The Company and the Parent Company did not make any contributions to the plan during the year.

6. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) and CFTC Regulation 1.17. The Company has elected to compute net capital pursuant to Rule 15c3-1 and Regulation 1.17 which requires that the Company maintain minimum net capital, as defined, of 2% of aggregate debit items computed in accordance with Rule 15c3-3, as defined, or $250,000; or $45,000 pursuant to CFTC rules, whichever is greater. At December 31, 2012, the Company had net capital of $4,583,336, which exceeded the requirement by $4,333,336.

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph k(2)(ii) of such rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customer accounts, promptly transmits any customer funds and securities to the clearing broker or dealer, and does not otherwise hold funds or securities of customers.

7. Risk

As an introducing broker, the Company may be exposed to off-balance-sheet risk in the event a customer or other broker is unable to fulfill its contractual obligations and the Company has to fulfill such obligations. The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The Company attempts to minimize its credit risk by monitoring the credit exposure with, and the creditworthiness of, counterparties.

8. Contingencies

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which may provide general indemnities. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of loss to be remote. Therefore, no liability has been recorded with respect to such contracts.

9. Subsequent Events

On December 27, 2012, the Parent Company entered into an agreement with ED&F Man Holdings, Inc., subject to the meeting of certain conditions including regulatory approval, to sell its entire membership interests in the Company. Other than disclosed above, subsequent events have been evaluated through the date of issuance and management has determined that no subsequent events occurred that would require disclosure in the financial statement or accompanying notes.